Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Synchronoss Technologies Inc. for the registration of up to $150,000,000 of preferred stock, common stock, debt securities and warrants and to the incorporation by reference therein of our report dated March 12, 2009, with respect to the consolidated financial statements and schedule of Synchronoss Technologies Inc., and the effectiveness of internal control over financial reporting of Synchronoss Technologies Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

MetroPark, New Jersey

February 1, 2010